Eneti Inc. Announces Purchase of Common Shares by the President of the Company

MONACO—December 1, 2021 – Eneti Inc. (NYSE:NETI) (the “Company”) announced today that the President of the Company, Robert Bugbee, has recently purchased 200,000 common shares of the Company at an average price of $8.17 per share in the open market.

About Eneti Inc.

Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date hereof, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
our future operating or financial results; changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity; the strength of world economies and currencies; the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore wind turbines; our ability to successfully employ our existing and newbuilding WTIVs and the availability and suitability of our vessels for customer projects; our ability to determine a successful plan for achieving Jones Act Compliance and securing Jones Act vessels; our ability to compete successfully for future chartering and newbuilding opportunities; our continued ability to employ our vessels; fluctuations in interest rates and foreign exchange rates; early termination of customer contracts, our failure to win new contracts for our vessels or the failure of counterparties to fully perform their contracts with us; our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy; our ability to successfully operate in new markets; changes in our operating expenses, including bunker prices, drydocking and insurance costs; compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations; our continued borrowing availability under our debt agreements and compliance with the covenants contained therein; fluctuations in the value of our vessels and investments; our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the timely delivery to us and commencement of operations dates, expected downtime and lost revenue); potential exposure or loss from investment in derivative instruments or other equity investments in which we invest; potential conflicts of interest involving members of our Board and senior management and our significant shareholders; and our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned and other factors.

Contact Information

Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
http://www.eneti-inc.com